UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated August 13, 2014, announcing the Company's second quarter results for 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: August 14, 2014	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $6.3 million and earnings per share of $0.14 for the second quarter of 2014.
•	Knightsbridge reports EBITDA of $10.5 million and EBITDA per share of $0.24 for the second quarter of 2014.
•	Knightsbridge receives $3.2 million as partial settlement for a claim for damages and unpaid charter hire.
•	Knightsbridge announces a cash distribution of $0.20 per share for the second quarter of 2014.
•	Knightsbridge completes the purchase of five Capesize newbuilding contracts and one 2013-built Capesize dry bulk carrier from Frontline 2012 Ltd and Hemen Holdings Ltd, respectively.
•	Knightsbridge announces the combination of Frontline 2012's remaining fleet of 25 fuel efficient Capesize newbuildings with Knightsbridge's fleet.
•	Knightsbridge entered into a $420.0 million term loan facility in June 2014 to part finance the Company's newbuilding program.

SECOND QUARTER 2014 AND SIX MONTHS RESULTS

The Company reports net income of $6.3 million and earnings per share of $0.14 for the second quarter compared with net income of $10.7 million and earnings per share of $0.35 for the preceding quarter. Net income in the second quarter and first quarter includes receipts of $3.2 million and $9.7 million, respectively, as partial settlements for a claim for damages and unpaid charter hire. Net income in the second quarter also includes a receipt of $2.6 million upon the early termination of the time charter of the Belgravia. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the second quarter was $15,000 compared with $25,200 in the preceding quarter. In August 2014, the Company estimates an average cash cost breakeven rate for the remainder of 2014 on a TCE basis for its Capesize vessels of $13,000 per vessel per day.

Cash and cash equivalents decreased by $89.3 million in the second quarter. The Company generated cash from operating activities of $1.0 million, paid $24.1 million for the purchase of the Bulk China (including bunkers and Lubes), paid $129.7 million in respect of its newbuilding program, received $43.4 million in connection with the purchase of five SPCs from Frontline 2012 Ltd, paid $9.8 million to shareholders and borrowed $29.9 million from the banks (net of fees paid). The Company expects to draw down $90.0 million from the $420.0 million term loan facility in the third quarter of 2014 in connection with the three newbuildings delivered in the second quarter.

For the six months ended June 30, 2014, the Company reports net income of $17.0 million and earnings per share of $0.45 compared with a net loss of $7.9 million and a loss per share of $0.32 in the six months ended June 30, 2013. The net loss in the six months ended June 30, 2013 includes a net loss from discontinued operations of $6.9 million. The average daily TCE earned by the Capesize vessels in the six months ended June 30, 2014 is $20,400 compared with $17,400 in the six months ended June 30, 2013.

FLEET DEVELOPMENT

On April 23, 2014, the Company acquired five special purpose companies ("SPCs") from Frontline 2012 Ltd, each owning a fuel efficient 180,000 dwt Capesize bulk carrier newbuilding, and one 2013-built Capesize bulk carrier from Hemen Holdings Ltd for a total consideration of $360.0 million of which $186.0 million was paid in shares based on a price of $10.00 per share, $150.0 million in absorption of remaining newbuilding instalments and $24.0 million in cash. The Company issued 15.5 million shares to Frontline 2012 and 3.1 million shares to Hemen on April 23 at $12.54 per share, being the closing price per share on that date.

The Company took delivery of the 2013-built Capesize bulk carrier on April 23. Four of the Capesize newbuildings have been delivered to date - KSL Seattle on May 14, KSL Singapore on May 19, KSL Sapporo on June 20, and KSL Sydney on July 30. The final newbuilding is expected to be delivered in September 2014.

The Company's sailing fleet currently consists of nine Capesize bulk carriers employed in the spot market or on index related time charter contracts.

The Company's newbuilding program will consist of 30 Capesize bulk carriers with estimated delivery in 2014-2016, of which 25 will be purchased from Frontline 2012 (see below).

CORPORATE

On April 24, 2014 Knightsbridge announced it had agreed to combine Frontline 2012's remaining fleet of 25 fuel efficient vessels with Knightsbridge. Under the agreement in principle, the exchange ratio for the acquisition and share issuance will be based on NAV using March 31, 2014 broker values. The Knightsbridge/Frontline 2012 exchange ratio will be 44%/56%. Accordingly, Knightsbridge has agreed to issue 62.0 million shares to Frontline 2012 and absorb $894 million in net remaining estimated Capex. The closing will be executed in two stages, with 31.0 million shares expected to be issued around September 15, 2014 and 31.0 million shares around March 15, 2015. The transaction is subject to definitive documentation, normal closing conditions and regulatory approvals.

In June 2014, the Company entered into a $420.0 million term loan facility with a number of banks to part finance 14 of the Company's current and future newbuildings divided into 14 tranches of $30.0 million each based on a 20 year loan profile. The second hand vessel bought from Hemen is financed by an existing facility and will enjoy an installment holiday until May 2015.

49,121,550 ordinary shares were outstanding as of June 30, 2014, and the weighted average number of shares outstanding for the quarter was 44,420,451. Following the expected issuance of shares in September 2014 and March 2015, the Company will have 111.2 million shares outstanding and a market capitalization of $1.3 billion based on the current share price.

In June 2014, the Company's authorized share capital was increased from $500,000.00 divided into 50,000,000 common shares of $0.01 par value each to $2,000,000.00 divided into 200,000,000 common shares of $0.01 par value each.

The company has called its Annual General Meeting (AGM) of Shareholders to be held on September 19, 2014. The AGM materials are in the process of being distributed to the shareholders.

The Board has decided to declare a cash distribution of $0.20 per share. The record date is August 28, 2014, the ex dividend date is August 26, 2014 and the cash distribution will be paid on or around September 10, 2014.

THE DRY BULK MARKET

The second quarter took the dry bulk industry by surprise. It did not live up to expectations forecast by most analysts following the sector. Capesize vessels earned on average $11,900 per day compared to $16.300 per day the previous quarter, but still almost twice as much as the same quarter in 2013. Positive expectations were also reflected in the forward freight market (FFA) which priced the second quarter at $20,000 per day the last trading days of the previous quarter. Chinese steel production has grown by approximately six percent in the first half of 2014 from the previous six month period, which was in line or even above the consensus forecast. Analysts have also been right in their fleet growth assumptions, so the relatively disappointing fleet utilization has to be explained by other reasons.

Continued weak Chinese coal and bauxite import has meant a plentiful supply of Panamaxes to put pressure on Capesize through ratios in the coal trade. Coal demand from China has been considerably lower than anticipated due to more available hydro power and increased use of natural gas. Chinese imports and production of thermal coal each declined by one percent in the first half of 2014 compared to the first half of 2013. In addition, the ban on exports put in place by the Indonesian Government for nickel ore and bauxite, and a relatively moderate South American grain season did not support the smaller segments which again have a negative impact on Capesizes. China has been drawing down on bauxite and nickel ore inventories for the last six months and unless the ban is lifted sourcing has to take place from longer distances.

Iron ore which is the main demand driver for the Capesize segment has lived up to its expectations. China alone imported 457 million mt in the first half of the year, representing an increase of 19 percent year on year. The three major suppliers in Australia (Rio Tinto, BHP and FMG) have pushed forward their expansion plans and are expected to add another 130 million mt of extra commodity this year. Brazil is also adding capacity and if the country is going reach its target of 350 million mt for 2014 a ramp up has to take place in the second half of 2014. This should support the freight market given the longer sailing distances to Far East. Prices of international ore have been under pressure and should support imports versus domestic Chinese production going forward.

In spite of the recent spot soft market, most forecasters have a positive market outlook. This is in particular valid for the fourth quarter this year and onwards. The same is reflected in the forward freight market (FFA) which at the moment of writing is trading at prices twice the present spot market on average from October 2014 and through 2015. Owners of Capesize vessels are reluctant to commit their vessels on long period time charters unless they obtain rates that are even higher than the present FFA market.

Approximately 11 million dwt of new dry bulk capacity was delivered during the second quarter of 2014, compared to 16 million dwt the previous quarter. Scrapping has been fairly stable and four million dwt was removed from the tonnage list last quarter. As a consequence of a softer freight market, ordering of new vessels came down compared to the previous quarter. Available data is showing that orders for 14 million dwt of new capacity were signed during the second quarter of 2014, half of what was reported during the first quarter of 2014. The present order book represents approximately 19 percent of the existing fleet.

After several quarters of steady rise in asset values, prices corrected down. The Capsizes however were holding better up than the smaller segments and according to sale and purchase brokers modern vessels (maximum 5 years old) were priced three percent lower by the end of June compared to end of March 2014.

OUTLOOK

The weak drybulk market in the second quarter has continued into the third quarter. This is obviously disappointing, as the Board had expected a recovery by now. The Board, however, is still confident that we will see a recovery in the market later this year.

The Frontline 2012 transaction is a transformative step for Knightsbridge. With a unique fleet of 39 modern Capesize vessels, of which 34 are fuel efficient newbuildings expected to achieve higher time charter equivalent earnings than existing vessels in any market situation, and a targeted cash breakeven rate below $15,000 per day, Knightsbridge is in a strong position to benefit from an expected recovery in the dry bulk market.

The Board will seek to grow the Company's dividend per share as the dry bulk market recovers and newbuildings commence operation. Further growth and consolidation opportunities are currently being evaluated.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
August 12, 2014

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)
2013 Apr-Jun	2014 Apr-Jun	INCOME STATEMENT (in thousands of $)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec

7,660	20,593	Operating revenues	40,698	14,129	37,546

		Operating expenses
1,519	5,643	Voyage expenses	7,242	1,652	6,809
1,859	3,315	Ship operating expenses	6,357	3,832	7,897
1,345	1,095	Administrative expenses	2,479	2,415	4,937
2,750	3,745	Depreciation	6,392	5,494	11,079
7,473	13,798	Total operating expenses	22,470	13,393	30,722
187	6,795	Net operating income	18,228	736	6,824
		Other income (expenses)
9	5	Interest income	10	29	41
(708)	(191)	Interest expense	(755)	(1,553)	(2,827)
(116)	(141)	Other financial items	(255)	(266)	(508)
(815)	(327)	Total other expenses	(1,000)	(1,790)	(3,294)
(628)	6,468	Net income (loss) from continuing operations	17,228	(1,054)	3,530
(356)	(186)	Net loss from discontinued operations	(228)	(6,868)	(7,433)
(984)	6,282	Net income (loss)	17,000	(7,922)	(3,903)

(0.03)	0.15	Basic earnings (loss) per share from continuing operations ($)	0.46	(0.04)	0.14
(0.01)	(0.01)	Basic loss per share from discontinued operations ($)	(0.01)	(0.28)	(0.29)
(0.04)	0.14	Basic earnings (loss) per share ($)	0.45	(0.32)	(0.15)

		Income on time charter basis ($ per day per vessel)*
$16,900	$15,000	Capesize	$20,400	$17,400	$21,100
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q2 is calculated as $10,529,000 based on net income from continuing operations ($6,468,000), depreciation ($3,745,000), net interest expense ($186,000) and amortization of deferred charges ($130,000).

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2014 Jun 30	2013 Jun 30	2013 Dec 31

ASSETS
Short term
Cash and cash equivalents	18,130	58,003	98,250
Other current assets	16,247	5,232	6,491
Long term
Restricted cash	15,000	15,000	15,000
Vessels, net	527,898	268,332	262,747
Newbuildings	99,047	15,343	26,706
Deferred charges	3,946	900	664
Total assets	680,268	362,810	409,858
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	2,604	-	-
Other current liabilities	12,254	6,004	7,417
Long term
Long-term debt	122,396	95,000	95,000
Other long term liabilities	-	250	-
Equity	543,014	261,556	307,441
Total liabilities and equity	680,268	362,810	409,858

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2013 Apr-Jun	2014 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec

		OPERATING ACTIVITIES
(984)	6,282	Net income (loss)	17,000	(7,922)	(3,903)
		Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities;
2,947	3,874	Depreciation and amortization	6,638	5,816	11,637
(31)	-	Net loss on sale of vessels	-	(31)	(254)
-	-	Impairment loss on vessels	-	5,342	5,342
204	349	Restricted stock unit expense	927	542	919
-	-	Provision for doubtful accounts	-	-	226
(3,054)	(9,457)	Change in operating assets and liabilities	(8,771)	(1,268)	(1,654)
(918)	1,048	Net cash provided by (used in) operating activities	15,794	2,479	12,313

		INVESTING ACTIVITIES
31	(129,772)	Additions to newbuildings	(129,966)	(15,343)	(26,706)
12,465	-	Proceeds from the sale of assets	-	16,852	17,075
-	19,327	Cash assumed on purchase of SPCs, net of vessel purchase consideration	19,327	-	-
12,496	(110,445)	Net cash (used in) provided by investing activities	(110,639)	1,509	(9,631)

		FINANCING ACTIVITIES
(12,646)	-	Repayment of long-term debt	-	(16,678)	(16,678)
-	30,000	Proceeds from long term debt	30,000	-	-
-	(118)	Debt fees paid	(118)	-	-
-	-	Net proceeds from share issuance	-	-	51,167
(4,283)	(9,824)	Distributions to shareholders	(15,157)	(8,566)	(18,180)
(16,929)	20,058	Net cash provided by (used in) financing activities	14,725	(25,244)	16,309

(5,351)	(89,339)	Net change in cash and cash equivalents	(80,120)	(21,256)	18,991
63,354	107,469	Cash and cash equivalents at start of period	98,250	79,259	79,259
58,003	18,130	Cash and cash equivalents at end of period	18,130	58,003	98,250

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	30,472,061	24,437,000	24,437,000
Shares issued	18,649,489	35,061	6,035,061
Balance at end of period	49,121,550	24,472,061	30,472,061

SHARE CAPITAL
Balance at beginning of period	305	244	244
Shares issued	186	1	61
Balance at end of period	491	245	305

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	183,535	131,766	131,766
Shares issued	233,058	-	51,106
Restricted stock unit expense	486	349	663
Balance at end of period	417,079	132,115	183,535

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	131,520	149,700	149,700
Distributions to shareholders	(6,076)	(8,566)	(18,180)
Balance at end of period	125,444	141,134	131,520

RETAINED DEFICIT
Balance at beginning of period	(7,919)	(4,016)	(4,016)
Distributions to shareholders	(9,081)	-	-
Net income (loss)	17,000	(7,922)	(3,903)
Balance at end of period	-	(11,938)	(7,919)
Total Equity	543,014	261,556	307,441